January 30, 2026

Dinakar Munagala
Chief Executive Officer
Blaize Holdings, Inc.
4659 Golden Foothill Parkway, Suite 206
El Dorado Hills, CA 95762

       Re: Blaize Holdings, Inc.
           Registration Statement on Form S-3
           Filed January 27, 2026
           File No. 333-292986
Dear Dinakar Munagala:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing